May 22, 2006

Mail Stop 4561

John C. Goff
777 Main Street, Suite 2100
Fort Worth, Texas 76102

> **Re:** **Crescent Real Estate Equities Company**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-13038**
>
> **Crescent Real Estate Equities Limited Partnership**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 333-42293**

Dear Mr. Goff:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant